Contact

www.linkedin.com/in/craigcastor
(LinkedIn)

Top Skills

Corporate Real Estate

Tenant Representation

Commercial Real Estate

Certifications

Associate in Risk Management -
ARM

Craig Castor

President/Co-Owner • Effective Tenant Rep Advisor • Experienced
Real Estate Strategist • Accomplished Lease Negotiator
Orlando, Florida, United States

Summary

WHAT I DO: I deliver tenant representation services to tenants
ONLY...without any conflicts of interest. I help companies, large and
small, get the most out of their office leases; usually saving them up
to 20-30% on their occupancy costs. We will streamline the process,
allowing clients to stay focused on their day-to-day core business,
avoiding the inevitable distraction every time their lease comes up
for renewal or they need to relocate. We are also an integral part of
the process throughout the lease term to assist in addressing any
building or landlord issues that may arise.

WHO I WORK WITH: I partner with Corporate Executives and CRE
professionals including:
• Business Owners
• CEO's / Presidents
• CFO's
• Vice Presidents
• Corporate Real Estate Directors
• Portfolio Managers
• Office/HR Managers

WHY IT WORKS: When you partner with team Cresa, you get the
most efficient, effective and experienced expertise commercial real
estate decision makers are looking for right now.

WHAT MAKES ME DIFFERENT: As a trusted tenant rep, I have
a unique view and skill set to successfully manage the complex
process, start to finish, delivering an executable lease document
on behalf of my clients they can be certain protects their interests. I
put myself in your shoes, bring tremendous energy to the table and,
frankly, I'm a lot of fun to work with. I'm a textbook Type A.

HOW IT WORKS: Our process begins with no conflicts of interest,
as we represent tenants only…NOT developers or landlords. I

guide you through the needs analysis, space programming, defining search criteria, market tour, property selection, request for proposal, financial analysis, recommendation, project design, construction, move-in and beyond. Most often, with a mutually agreed upon project schedule, we're able to deliver our client's space on time and under budget.

READY TO TALK: Reach out to me directly on LinkedIn, email me at ccastor@cresa.com; or, call me direct at 407.409.8690

Experience

WorkLife|CRE
President
April 2023 - Present (1 year 10 months)
Orlando, Florida, United States

Cresa Orlando
Principal
June 2007 - March 2023 (15 years 10 months)

Craig Castor is a veteran business professional with 30 plus years of experience in the construction, insurance, risk management and real estate industries. Prior to entering commercial real estate, he focused on meeting his client's needs in the insurance and risk management arena, which are critical to successfully operating a business and tie into his core competencies in securing the right office space for his clients.

Eidson Insurance
Insurance Agent & Risk Manager, ARM
July 2000 - June 2007 (7 years)

Licensed commercial insurance agent and risk manager, ARM

Education

Florida State University
B.S., Business, Economics & Marketing · (1978 - 1982)